EXHIBIT 99.1

ZJK Industrial Co., Ltd. Showcases Liquid-Cooled Quick Connectors at COMPUTEX 2025 as Part of NVIDIA’s MGX Ecosystem

Shenzhen, China, May 21, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, unveiled multiple new products including several liquid-cooled quick connectors at the COMPUTEX 2025. These products were showcased alongside NVIDIA’s MGX Ecosystem, highlighting strong industrial recognition of ZJK’s technical expertise and underscoring the significant potential for its products and solutions in the rapid-evolving AI landscape.

The newly unveiled liquid-cooled quick connectors are designed for the efficient connection and disconnection of coolant lines in liquid-cooled systems. Featuring self-sealing functionality, these connectors prevent fluid leakage, ensuring uninterrupted system performance as well as a secure and clean operational environment. Their user-friendly design includes a compact structure, one-hand operation, tool-free usability, and high compatibility with various pipe diameters thanks to a standardized joint configuration.

These components are featured as part of the NVIDIA MGX platform, a modular reference architecture that is helping to redefine scalable accelerated computing infrastructure for enterprises and cloud providers worldwide.

COMPUTEX 2025, one of the most prominent global tech events, is being held at Taipei from May 20 to May 23. The event showcases groundbreaking technologies and innovations in AI, while also setting the direction for sustainable and digital development. ZJK’s products are showcased by NVIDIA as part of its curated display and presented to clients engaging with the MGX Ecosystem. The Company’s advanced quick disconnect (QD) components were previously displayed at NVIDIA’s GPU Technology Conference 2025.

Ning Ding, CEO of ZJK, commented, “We are honored that our products have been adopted in NVIDIA’s latest modular reference architecture, MGX. This not only validates our technical capabilities and innovation in our sector, but also opens up a broad range of application scenarios for our solutions, such as AI servers, new energy vehicle batteries, photovoltaic power generation and industrial machinery where we believe there’s fundamental and growing demand for our products. We remain committed to driving innovation and executing our strategic vision.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com